David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

July 20, 2012

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Tonya K. Aldave

Re: WNS Studios, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File Number 333-172050

Dear Ms. Rizzo:

On behalf of WNS Studios, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 6 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated July 16, 2012,  with reference to Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

Prospectus Summary, page 3

Going Concern Considerations, page 4

1.
We note your response to our prior comment 2 and reissue in part. We note your disclosure in this section that you are "neither raising additional funds nor ha[ve] any plans to raise any capital." In the Description of Business on page 19, however, you state that you "plan to promote the scripts to private investors in an effort to raise financing through private placement offerings of debt or equity" and on page 23 you state that you plan to finance your "planned operations through the offering of debt or equity securities to private investors." Please revise for consistency.

Response:
The Amendment has been revised on page 23 (in the Plan of Operation of the MD&A section) to clarify that the Company is not currently raising funds or has any plans to raise capital. If and when the Company obtains a script and negotiates an agreement which would require significant funds which cannot be borrowed from P&G Holdings, the Company would have to raise financings through an offering. Currently, and at least for the next 6 months hereafter, that is not expected to occur.

Overview: Plan of Operation, page 22

Executive Compensation, page 28

2.	It does not appear that the summary compensation table includes information for your fiscal year ended April 30, 2012. Please revise accordingly.

Response:	The Amendment has been revised to include the summary compensation for the fiscal yearended April 30, 2012.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin

David Lubin

cc: Moses Gross